SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )*

D.E MASTER BLENDERS 1753 N.V.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

894090943

(CUSIP Number)

June 28, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 894090943	Page 2 of 12 Pages

1	Names Of Reporting Persons Parentes Holding SE
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Austria
Number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 72,515,572 Ordinary Shares
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 72,515,572 Ordinary Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 72,515,572 Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 12.2%
12	Type of Reporting Person (See Instructions) OO

13G

CUSIP No. 894090943	Page 3 of 12 Pages

1	Names Of Reporting Persons Joh. A. Benckiser s.à r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg
Number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 72,515,572 Ordinary Shares
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 72,515,572 Ordinary Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 72,515,572 Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 12.2%
12	Type of Reporting Person (See Instructions) OO

13G

CUSIP No. 894090943	Page 4 of 12 Pages

1	Names Of Reporting Persons Donata Holding SE
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Austria
Number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 72,515,572 Ordinary Shares
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 72,515,572 Ordinary Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 72,515,572 Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 12.2%
12	Type of Reporting Person (See Instructions) OO

13G

CUSIP No. 894090943	Page 5 of 12 Pages

1	Names Of Reporting Persons Donata Holdings B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Netherlands
Number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 72,515,572 Ordinary Shares
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 72,515,572 Ordinary Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 72,515,572 Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 12.2%
12	Type of Reporting Person (See Instructions) OO

13G

CUSIP No. 894090943	Page 6 of 12 Pages

1	Names Of Reporting Persons JAB Holdings II B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Netherlands
Number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 72,515,572 Ordinary Shares
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 72,515,572 Ordinary Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 72,515,572 Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 12.2%
12	Type of Reporting Person (See Instructions) OO

13G

CUSIP No. 894090943	Page 7 of 12 Pages

1	Names Of Reporting Persons JAB Forest B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Netherlands
1Number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 72,515,572 Ordinary Shares
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 72,515,572 Ordinary Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 72,515,572 Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 12.2%
12	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer:
D.E Master Blenders 1753 N.V.

	(b)	Address of Issuer’s Principal Executive Offices:
Vleutensevaart 100, Utrecht, 3532 AD, The Netherlands
Item 2.
	(a)	Name of Person Filing:

Parentes Holding SE Joh. A. Benckiser s.à r.l. Donata Holding SE Donata Holdings B.V. JAB Holdings II B.V. JAB Forest B.V.
	(b), (c)	Address of Principal Business Office or, if None, Residence; Citizenship of Reporting Persons:

The principal business address of Parentes Holding SE is Rooseveltplatz 4-5 / Top 10, A-1090 Vienna, Austria. Parentes Holding SE is an Austrian Societas Europaea.

The principal business address of Joh. A. Benckiser s.à r.l. is 13-15, Avenue de la Liberté, L-1931 Luxembourg. Joh. A. Benckiser s.à r.l. is a Luxembourg Société à Responsabilité Limitée. Joh. A. Benckiser s.à r.l. is a majority owned subsidiary of Parentes Holding SE.

The principal business address of Donata Holding SE is Rooseveltplatz 4-5 / Top 10, A-1090 Vienna, Austria. Donata Holding SE is an Austrian Societas Europaea.

The principal business address of Donata Holdings B.V. is Oudeweg 147, NL-2031 CC Haarlem, The Netherlands. Donata Holdings B.V. is a Dutch Besloten Vennootschap. Donata Holdings B.V. is a wholly owned subsidiary of Donata Holding SE.

The principal business address of JAB Holdings II B.V. is Oudeweg 147, NL-2031 CC Haarlem, The Netherlands. JAB Holdings II B.V. is a Dutch Besloten Vennootschap. JAB Holdings II B.V. is a wholly owned subsidiary of Donata Holdings B.V.

The principal business address of JAB Forest B.V. is Oudeweg 147, NL-2031 CC Haarlem, The Netherlands. JAB Forest B.V. is a Dutch Besloten Vennootschap. JAB Forest B.V. is a wholly owned subsidiary of JAB Holdings II B.V.

	(d)	Title of Class of Securities:
Ordinary Shares
	(e)	CUSIP Number:
894090943
Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):
Not Applicable.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	(b)	(c)(i)	(c)(ii)	(c)(iii)	(c)(iv)
Ordinary Shares
			Voting Power		Disposition Power
Reporting Persons	Amount Beneficially Owned	Percent of Class	Sole	Shared	Sole	Shared
Parentes Holding SE	72,515,572	12.2%	0	72,515,572	0	72,515,572
Joh. A. Benckiser s.à r.l.	72,515,572	12.2%	0	72,515,572	0	72,515,572
Donata Holding SE	72,515,572	12.2%	0	72,515,572	0	72,515,572
Donata Holdings B.V.	72,515,572	12.2%	0	72,515,572	0	72,515,572
JAB Holdings II B.V.	72,515,572	12.2%	0	72,515,572	0	72,515,572
JAB Forest B.V.	72,515,572	12.2%	0	72,515,572	0	72,515,572

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connections with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2012

Parentes Holding SE
Joh. A. Benckiser s.à r.l.
Donata Holding SE
Donata Holdings B.V.
JAB Holdings II B.V.

/s/ Joachim Creus
By: Joachim Creus
Title: Attorney-in-Fact

/s/ Constantin Thun-Hohenstein
By: Constantin Thun-Hohenstein
Title: Attorney-in-Fact

JAB Forest B.V.

/s/ Joachim Creus
By: Joachim Creus
Title: Managing Director

/s/ Constantin Thun-Hohenstein
By: Constantin Thun-Hohenstein
Title: Managing Director

EXHIBIT A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Ordinary Shares of D.E Master Blenders 1753 B.V. may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Joachim Creus and Constantin Thun-Hohenstein as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Date: June 11, 2012

Parentes Holding SE

/s/ Markus Hopmann
By: Markus Hopmann
Title: Authorized Representative (Prokurist)

/s/ Andrea Oechsler-Steinhauser
By: Andrea Oechsler-Steinhauser
Title: Authorized Representative (Prokurist)

Joh. A. Benckiser s.à r.l.

/s/ Markus Hopmann
By: Markus Hopmann
Title: Manager (Gérant)

/s/ Joachim Creus
By: Joachim Creus
Title: Manager (Gérant)

Donata Holding SE

/s/ Markus Hopmann
By: Markus Hopmann
Title: Authorized Representative (Prokurist)

/s/ Andrea Oechsler-Steinhauser
By: Andrea Oechsler-Steinhauser
Title: Authorized Representative (Prokurist)

Donata Holdings B.V.

/s/ Markus Hopmann
By: Markus Hopmann
Title: Managing Director

/s/ Joachim Creus
By: Joachim Creus
Title: Managing Director

JAB Holdings II B.V.

/s/ Markus Hopmann
By: Markus Hopmann
Title: Managing Director

/s/ Constantin Thun-Hohenstein
By: Constantin Thun-Hohenstein
Title: Managing Director

JAB Forest B.V.

/s/ Joachim Creus
By: Joachim Creus
Title: Managing Director

/s/ Constantin Thun-Hohenstein
By: Constantin Thun-Hohenstein
Title: Managing Director